EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and

to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Year Ended November 30,
Dollars in millions	2007	2006	2005	2004	2003
Pre-tax earnings from continuing operations	$6,013	$5,905	$4,829	$3,518	$2,536
Add: Fixed charges (excluding capitalized interest)	39,799	29,323	18,040	9,773	8,724
Pre-tax earnings before fixed charges	$45,812	$35,228	$22,869	$13,291	$11,260
Fixed charges:
Interest	$39,746	$29,126	$17,790	$9,674	$8,640
Other (1)	132	108	125	114	119
Total fixed charges	39,878	29,234	17,915	9,788	8,759
Preferred stock dividend requirements	97	98	101	129	143
Total combined fixed charges and preferred stock dividends	$39,975	$29,332	$18,016	$9,917	$8,902
Ratio of earnings to fixed charges	1.15	1.21	1.28	1.36	1.29
Ratio of earnings to combined fixed charges and preferred stock dividends	1.15	1.20	1.27	1.34	1.26

(1)                Other fixed charges consist of the interest factor in rentals and capitalized interest.